*MK


13030724

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8- 34415

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ISRAEL A. ENGLANDER & CO., LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 FIFTH AVENUE, 14TH FLOOR
(No. and Street)

NEW YORK	NY	10103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL FRUCHTER **212-207-3470**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 AVENUE OF THE AMERICAS	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/15

OATH OR AFFIRMATION

I, MICHAEL FRUCHTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ISRAEL A. ENGLANDER & CO., LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title



Notary Public

ILENE LICHT
Notary Public, State of New York
No. 01LI6137473
Qualified in New York County
My Commission Expires Nov. 28, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Israel A. Englander & Co., LLC

Statement of Financial Condition

December 31, 2012

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents



Independent Auditor's Report

To the Managing Member
Israel A. Englander & Co., LLC
New York, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Israel A. Englander & Co., LLC (the Company) as of December 31, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the [consolidated] financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the [consolidated] financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
February 28, 2013

Israel A. Englander & Co., LLC

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash and Cash Equivalents	$ 1,440,298
Receivable From Clearing Organizations, Net	2,214,240
Floor Brokerage Receivables, Net	2,883,958
Securities Owned, at Fair Value	8,828
Property and Equipment (net of accumulated depreciation and amortization of $1,398,171)	727,310
Other Assets	1,542,820
Total assets	$ 8,817,454
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accrued compensation	$ 2,321,304
Accounts payable	775,795
Capital lease	347,921
Other liabilities	3,550
Total liabilities	3,448,570
Commitments, Contingencies and Guarantees	
Members' Equity	5,368,884
Total liabilities and members' equity	$ 8,817,454

See Notes to Statement of Financial Condition.

Note 1. Organization

Israel A. Englander & Co., LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), NYSE Alternext US LLC (a/k/a NYSE Amex Options - formerly the American Stock Exchange), the Chicago Board Options Exchange, NYSE Arca, Inc., the International Securities Exchange, C2, and the National Futures Association. The Company provides floor and off-floor brokerage execution services to qualified institutional investors.

The Company entered into a transaction to sell its Dash Financial division to Dash Financial Holdings, LLC (the "Purchaser"). The transaction closed on July 23, 2012. The Purchaser acquired certain business assets and liabilities of the Company related to its Dash Financial business, as part of the discontinued operations.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Significant Accounting Policies

Basis of Presentation: The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to accounting principles generally accepted in the United States of America ("GAAP") in these notes are to the FASB Accounting Standards Codification™, sometimes referred to as the "Codification" or "ASC."

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents: The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Commissions: Commissions and related brokerage and clearing expenses are recorded on a trade-date basis.

Interest and Dividend Income/Expense: The Company recognizes contractual interest on securities owned on an accrual basis and dividend income is recorded on the ex-dividend date.

Property and Equipment: Property and equipment is stated at cost less accumulated depreciation and amortization. The Company depreciates computer equipment and furniture and fixtures using the straight-line method over the estimated useful life of the asset, which is typically between three and seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset and the remaining term of the lease.

Securities Owned: Securities owned traded on a national securities exchange, or reported on the Nasdaq global market, are stated at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price, except for call options written, for which the last quoted ask price is used.

Note 2. Significant Accounting Policies (Continued)

Subsequent Events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.

Recently Adopted Accounting Pronouncement: In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards ("IFRSs"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendment is effective for annual periods beginning after December 15, 2011 and was adopted by the Company. The adoption did not have a material impact on the financial statements.

Recently Issued Accounting Pronouncement: In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Since this pronouncement is disclosure-related, the adoption of this guidance is not expected to have a material impact on the Company's financial position or results of operations.

Note 3. Receivable From Clearing Organizations, Net

Receivable from clearing organizations, net represents cash held at several clearing brokers at December 31, 2012, netted by clearing broker.

Note 4. Floor Brokerage Receivables, Net

Floor brokerage receivables, net represent amounts receivable by the Company from various financial institutions for floor brokerage execution services. These amounts are shown on the statement of financial condition net of an allowance for doubtful accounts of $29,253.

Note 5. Related Party Transactions

At December 31, 2012, the Company has interest-bearing receivables from employees in the amount of $1,310,617, which are included in other assets on the statement of financial condition.

Note 6. Other Liabilities

Other liabilities include amounts relating to general and administrative expenses from operations.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. Such contracts may contain a variety of representations and warranties and that provide general indemnifications and guarantees against specified potential losses in connection with their activities as an agent of, or providing services to, the Company. The Company's maximum exposure under these agreements is unknown, as this may involve future claims that could be made against the Company and have not yet occurred. The Company expects the risk of any future obligation under these arrangements to be remote and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, of $250,000. At December 31, 2012, the Company had net capital of $1,476,144, which exceeded its requirement by $1,226,144.

Certain advances, dividend payments and other equity withdrawals are restricted by the provisions of the rules of the Securities and Exchange Commission.

Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2012, the Company was in compliance with all such requirements.

Note 9. Income Taxes

The Company is treated as a disregarded entity for tax purposes for the year ended December 31, 2012. Since the entity is a disregarded corporation, the Company is taxed based on the ownership of the entity. The Company is wholly owned by Israel A. Englander & Co., Inc.; therefore, it is not subject to federal taxation. The Company is subject to certain state and local taxes. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2012, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal and state tax authorities for tax years before 2009.

Note 10. Fair Value of Financial Instruments

As described in Note 2, the Company records its securities owned at fair value. Guidance provided by FASB ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Note 10. Fair Value of Financial Instruments (Continued)

Level 3: Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among Levels 1, 2, or 3 during the year. The securities owned are classified as common stock – Level 1 in the fair value hierarchy.

Note 11. Derivative Financial Instruments

In the normal course of business, the Company utilizes derivative contracts in connection with its trading activities. The Company does not make investments in derivative contracts. The Company may periodically clear through its error account a derivative transaction executed as an agent in error. Similarly, the Company may periodically facilitate customer portfolio positioning by buying or selling derivative contracts in the Company's proprietary account. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's primary underlying risk for its derivative activities and exposure is equity price risk.

Options: The Company is subject to equity price risk in the normal course of pursuing its trading activities. The Company may enter into option contracts to speculate on the price movements of the financial instrument underlying the option, or for use as an economic hedge against certain equity positions held in the Company's portfolio holdings. Option contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. Options written by the Company may expose the Company to market risk of an unfavorable change in the financial instrument underlying the written option.

The Company is exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed upon under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

Impact of Derivatives on the Statement of Operations: A net loss of approximately $137,000 was recognized in discontinued operations, net on the statement of operations for the year ended December 31, 2012.

Note 12. Concentration of Credit Risk

The Company clears its securities transactions through major financial services firms. In addition, the Company provides execution services for various major financial institutions. These activities may expose the Company to off-balance-sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

Note 13. Commitments, Contingencies and Guarantees

The Company amended its lease agreement for office space on December 31, 2012. The amendment extended its lease agreement to January 15, 2016. For the year ended December 31, 2012, rent expense was $603,300 and is included in general and administrative expenses on the statement of operations.

Future minimum lease payments are as follows:

Year ending December 31,	
2013	$ 162,123
2014	177,840
2015	177,840
	$ 517,803

The Company has entered into capital lease agreements for computer and telephone equipment. Minimum lease payments have been capitalized and the related assets and obligations have been recorded. The assets are depreciated on the straight-line method over their useful lives.

Future minimum capital lease payments are as follows:

Year ending December 31,	
2013	$ 353,431
2014	101,563
	$ 454,994

In accordance with FASB ASC 450, Accounting for Contingencies, the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. At December 31, 2012, the Company is not aware of any outstanding contingencies.